UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                              DIGITALE TELEKABEL AG
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          American Depository Receipts
                Representing Ordinary Shares, Nominal Value DM 5
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  25387W 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Michael J. Smith, c/o MFC Capital Partners AG,
            4th Floor, Charlottenstrasse 59, D-10117 Berlin, Germany
                            Telephone 49 30 20945800
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                October 17, 2002
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                          Page 2 of 7 Pages

CUSIP  No.    25387W 10 9
            ------------------------------

1)  Names of Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        MFC  Bancorp  Ltd.
    -----------------------------------------------------------------------

2)  Check the Appropriate  Box  if  a  Member  of  a  Group

    (a)   [   ]
    (b)   [ X ]

3)  SEC Use Only
                  ---------------------------------------------------------

4)  Source of Funds     AF
                     ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -----------------------------------------------------------------------

6)  Citizenship or Place of Organization     Yukon  Territory,  Canada
                                          ---------------------------------

    Number  of                (7)  Sole  Voting  Power     0
    Shares  Bene-                                       -------------------
    ficially                  (8)  Shared  Voting  Power     679,772
    Owned  by                                             -----------------
    Each Reporting            (9)  Sole  Dispositive  Power      0
    Person                                                   --------------
    With                      (10) Shared  Dispositive  Power   679,772
                                                               ------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  679,772
                                                                   --------

12)  Check if the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

     ----------------------------------------------------------------------

13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)    90.6%
                                                                 ----------

14)  Type  of  Reporting  Person               CO
                                  -----------------------------------------

                                                          Page 3 of 7 Pages

CUSIP  No.    25387W 10 9
            -----------------------

1)  Names of Reporting  Persons/I.R.S. Identification Nos. of Above Persons

       Sutton  Park  International  Limited
    -----------------------------------------------------------------------

2)  Check  the  Appropriate  Box  if  a  Member  of  a  Group

    (a)   [   ]
    (b)   [ x ]

3)  SEC  Use  Only
                    -------------------------------------------------------

4)  Source  of  Funds
                       ----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -----------------------------------------------------------------------

6)  Citizenship  or  Place  of  Organization    British Virgin Islands
                                              -----------------------------

    Number  of             (7)  Sole  Voting  Power     0
    Shares  Bene-                                    ----------------------
    ficially               (8)  Shared  Voting  Power     184,772
    Owned  by                                          --------------------
    Each Reporting         (9)  Sole Dispositive  Power      0
    Person                                               ------------------
    With                   (10)  Shared Dispositive  Power     184,772
                                                            ---------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  184,772
                                                                   --------

12)  Check if the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

     ----------------------------------------------------------------------

13)  Percent of Class  Represented  by  Amount  in  Row  (11)     24.6%
                                                               ------------

14)  Type  of  Reporting  Person               CO
                                  -----------------------------------------

                                                            Page 4 of 7 Pages

CUSIP  No.     25387W 10 9
            -----------------------

1)  Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          MFC  Merchant Bank  S.A.
    -------------------------------------------------------------------------

2)  Check  the  Appropriate  Box  if  a  Member  of  a  Group

    (a)   [   ]
    (b)   [ x ]

3)  SEC  Use  Only
                    ---------------------------------------------------------

4)  Source  of  Funds     WC
                       ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------------------------------------------------------------------------

6)  Citizenship  or  Place  of  Organization          Switzerland
                                              -------------------------------

    Number  of               (7)  Sole  Voting  Power     0
    Shares  Bene-                                      ----------------------
    ficially                 (8)  Shared  Voting  Power     360,000
    Owned  by                                            --------------------
    Each  Reporting          (9)  Sole  Dispositive  Power          0
    Person                                                  -----------------
    With                     (10) Shared  Dispositive  Power     360,000
                                                              ---------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person     360,000
                                                                  -----------

12) Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain  Shares

    -------------------------------------------------------------------------

13) Percent  of  Class  Represented  by  Amount  in  Row  (11)     48.0%
                                                                -------------

14) Type  of  Reporting  Person               CO
                                 --------------------------------------------

                                                               Page 5 of 7 Pages

This Schedule 13D/A amends the Schedule 13D of MFC Bancorp Ltd. ("MFC") dated October 26, 2001, the Schedule 13D of Sutton Park International Limited ("Sutton Park") dated October 26, 2001 and the Schedule 13D of MFC Merchant Bank S.A. ("Merchant Bank") dated October 26, 2001 (collectively, the "Prior Filings") and is filed to report a change in the beneficial ownership of securities of Digitale Telekabel AG (the "Company").

ITEM  1.     SECURITY  AND  ISSUER

This statement relates to American Depository Receipts (the "ADRs") representing the ordinary shares, nominal value DM 5 of the Company. The principal executive offices of the Company are located at Peiner StraBe 8, 30519 Hannover, Germany.

ITEM  2.     IDENTITY  AND  BACKGROUND

This statement is filed on behalf of MFC, Sutton Park and Merchant Bank. MFC operates in the financial services business and has an address at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria. Sutton Park is a wholly-owned subsidiary of MFC that operates in the merchant banking business and has a registered address at P.O. Box 146, Road Town, Tortola, British Virgin Islands. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has an address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland. See Item 6 on pages 2, 3 and 4 of this Schedule 13D/A for the jurisdictions of organization of MFC, Sutton Park and Merchant Bank.

The executive officers and directors of MFC, Sutton Park and Merchant Bank remain unchanged since the Prior Filings, except that Julius Mallin is no longer a director of MFC.

During the last five years, neither MFC, Sutton Park or Merchant Bank, nor, to the knowledge of MFC, Sutton Park or Merchant Bank, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC, Sutton Park and Merchant Bank have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

Effective October 17, 2002, Merchant Bank purchased from Sutton Park and Sutton Park sold to Merchant Bank, 225,000 ADRs of the Company at a price of US$4.50 per ADR for an aggregate amount of $1,012,500. The purchase price was paid by Merchant Bank from working capital.

                                                               Page 6 of 7 Pages

ITEM  4.     PURPOSE  OF  TRANSACTION

Merchant Bank acquired the ADRs of the Company for investment purposes. At this time, neither MFC, Sutton Park or Merchant Bank, nor, to the knowledge of MFC, Sutton Park or Merchant Bank, any of their directors or executive officers, have the intention of acquiring additional ADRs of the Company, although MFC, Sutton Park and Merchant Bank reserve the right to make additional purchases on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC, Sutton Park or Merchant Bank, nor to the knowledge of MFC, Sutton Park or Merchant Bank, any of their directors or executives officers, have any present intention or understandings to effect any of the transactions listed in Items 4(a) - (j) of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

As  a result of  the transaction:

(a) MFC indirectly beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 679,772 ADRs of the Company, representing approximately 90.6% of the Company's issued and outstanding ADRs;

(b) Sutton Park beneficially owns, and has the shared power with MFC to direct the vote and disposition of, an aggregate of 184,772 ADRs of the Company, representing approximately 24.6% of the Company's issued and outstanding ADRs; and

(c) Merchant Bank beneficially owns, and has the shared power with MFC to direct the vote and disposition of, an aggregate of 360,000 ADRs of the Company, representing approximately 48.0% of the Company's issued and outstanding ADRs.

To the knowledge of MFC, Sutton Park or Merchant Bank, none of their directors or executive officers has the power to vote or dispose of any ADRs of the Company, nor did they, or MFC, Sutton Park or Merchant Bank, effect any transactions in such ADRs during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

    Exhibit  Number     Description
    ---------------     -----------

           1 Joint Filing Agreement among MFC Bancorp Ltd., Sutton Park International Limited and MFC Merchant Bank S.A. dated October 18, 2002.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MFC BANCORP LTD.

                                      By: /s/ Michael J. Smith
                                    ------------------------------------
                                                 (Signature)

                                        Michael J. Smith, President
                                    ------------------------------------
                                              (Name and Title)

                                              October 18, 2002
                                    ------------------------------------
                                                   (Date)

                                      SUTTON PARK INTERNATIONAL LIMITED

                                      By: /s/ Michael J. Smith
                                    ------------------------------------
                                                 (Signature)

                                         Michael J. Smith, Director
                                    ------------------------------------
                                              (Name and Title)

                                              October 18, 2002
                                    ------------------------------------
                                                   (Date)

                                           MFC MERCHANT BANK S.A.

                                      By: /s/ Claudio Morandi, President
                                    ------------------------------------
                                                 (Signature)

                                         Claudio Morandi, President
                                    ------------------------------------
                                              (Name and Title)

                                              October 18, 2002
                                    ------------------------------------
                                                   (Date)


                                      By: /s/ Peter Hediger
                                    ------------------------------------
                                                 (Signature)

                                       Peter Hediger, Vice-President
                                    ------------------------------------
                                              (Name and Title)

                                              October 18, 2002
                                    ------------------------------------
                                                   (Date)

                                  EXHIBIT INDEX

  Exhibit  Number     Description
  ---------------     -----------

     1 Joint Filing Agreement among MFC Bancorp Ltd., Sutton Park International Limited and MFC Merchant Bank S.A. dated October 18, 2002.